  Exhibit 99.1
Prophecy's Ulaan Ovoo Achieves Record Monthly Coal Production 37,800 tonnes in Mongolia

Vancouver, British Columbia, July 9, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N)  announces that the Company’s Mongolian Ulaan Ovoo mine achieved record monthly coal production of 37,800 tonnes in June of this year.

Ulaan Ovoo mine was commissioned in March 2019, however the operation was stopped in April and May due to the late approval of 2019 environmental plan; this approval has been issued in June 2019.

As reported in the Company news releases dated March 18, 2019 and October 16, 2018, the Company executed a lease agreement (the “Lease”) with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee performs mining operations at Prophecy’s Ulaan Ovoo coal mine, and will pay Prophecy $2 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo site premises.

The Lease is valid for 3 years with an annual advance royalty payment for the first year of $100,000 due upon signing (paid), as well as $150,000 and $250,000 due on the 1st and 2nd anniversary of the Lease, respectively. The Lessee is responsible for all capital and operating expenses, government taxes and royalties related to Ulaan Ovoo operation.

John Lee, Prophecy’s Executive Chairman, comments:

“Ulaan Ovoo thermal coal is gaining steady reputation for its premium quality and reliable delivery in northern Mongolia. We anticipate strong 2019 sales with shipments to Mongolia, Russia, and potentially China by rail. Barring any unforeseen circumstance which curtails production, Prophecy’s Mongolia operation is expected to become net cashflow positive for the remainder 2019 “

In addition, Prophecy is pleased to report a positive resolution issued from Mongolia city tax tribunal regarding the Company’s VAT dispute with the Mongolia tax office. The resolution, which is binding and final, affirmed Prophecy’s outstanding VAT credit of 1.169 billion MNT (USD 439,470 based on today’s exchange rate of 2,660 MNT to 1 USD) resulted from past mining equipment purchases.

The VAT credit can be used to offset Prophecy’s taxes and royalty payments; or be refunded in cash by Mongolia’s Ministry of Finance within 12 to 24 months processing time.

Lastly, Prophecy reports that it successfully converted its Chandgana Khavtgai coal exploration license to mining license in central Mongolia, approximately 300km east of the capital of Ulaan Baatar. Chandgana Khavtgai contains an estimated 43-101 compliant resources of 509 million tonnes of coal in Measured and further 539 million tonnes of coal in Indicated categories (from NI-43-101 compliant “UPDATED TECHNICAL REPORT ON THE COAL RESOURCES OF THE CHANDGANA KHAVTGAI COAL RESOURCE AREA, KHENTII AIMAG, MONGOLIA” issued on September 8, 2010, available on SEDAR.COM). Limited Chandgana coal production and sales were recorded in 2018 due to lack of rail access. Prophecy forecasts minimal Chandgana coal sales to local residents for the 2019 winter season.

About Ulaan Ovoo:

Ulaan Ovoo is located in northern Mongolia, 17km from the Zeltura border to Russia by dirt road, and 120km by road from Mongolia’s Sukhbaatar railway station (which connects to the Trans-Siberian railway network). Ulaan Ovoo produced over 500,000 tonnes of coal from 2012 to 2014 which was sold to 28 separate Russian and Mongolian customers such as Erdenet Copper Mining Corporation, UB Railway, and Khutul Cement before it was put on standby in 2014.

Ulaan Ovoo features an average strip ratio of 1.8 BCM waste/tonne of coal. The coal mined yielded 5,000 kcal/kg GCV, less than 1% sulphur and low ash (8 to 11%) which is well-suited for power plants, cement plants and heat boiler applications. Wardrop Engineering (Tetra Tech) estimated 174 Mt of measured and 34 Mt of indicated coal resources in an NI 43-101 prefeasibility study in 2010.

All prices are in USD

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP, Exploration. Mr. Oosterman is not independent of the Company in that he is employed as a consultant to the Company and most of his income is derived from the Company. Mr. Oosterman is a Qualified Person as defined in NI 43-101.

About Prophecy

Prophecy is developing the Gibellini project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini is currently undergoing EPCM and permit development. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.

ON BEHALF OF THE BOARD

“John Lee”
Executive Chairman

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101

ir@prophecydev.com

www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Some statements in this news release are about future events and performance. Such statements are based on current estimates, predictions, expectations, or beliefs. The subjects of the statements include, but are not limited to, (i) the PEA representing a viable development option for the project; (ii) construction of a mine at the project and related actions; (iii) estimates of the capital costs of constructing mine facilities, bringing the mine into production, and sustaining the mine, together with estimates of the length of financing payback periods; (iv) the estimated amount of future production, of both [raw material?] and metal recovered; and (vi) estimates of the life of the mine and of the operating and total costs, cash flow, net present value, and economic returns, including internal rate of return from an operating mine constructed at the project. All forward-looking statements are based on Prophecy’s or its consultants’ current beliefs and assumptions, which are in turn based on the information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence and continuity of vanadium mineralization at the project at the estimated grades; (ii) the geotechnical and metallurgical characteristics of the rock conforming to the sampled results; (iii) infrastructure construction costs and schedule; (iv) the availability of personnel, machinery, and equipment at the estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) vanadium sale prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates applicable to the proposed mining operation; (ix) the availability of acceptable financing on reasonable terms; (x) projected recovery rates and use ofa process method, which although well-known and proven with other commodity types, such as copper, has not been previously brought into production for a vanadium project; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; and (xiii) assumptions that the project’s environmental approval and permitting is forthcoming from county, state, and federal authorities. The economic analysis is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Currently there are no Mineral Reserves on the Gibellini property. Although the Company’s management and its consultants consider these assumptions to be reasonable, given the information currently available to them, they could prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return. Those statements are based in turn on most of the other forward-looking statements and assumptions made herein. The cost information is also prepared using current values, but the time for incurring the costs is in the future and it is assumed costs will remain stable over the relevant period.

These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements by Prophecy or its consultants. Prophecy and its consultants believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove correct. In addition, although Prophecy and its consultants have attempted to identify important factors that could cause actual actions, events, or results to differ materially from thosedescribed in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. Prophecy and its consultants undertake no obligation to publicly release any future revisions of the forward-looking statements that reflect events or circumstances that occur after the date of this news release or reflect the occurrence of unanticipated events, except as expressly required by law.

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